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13013076

UN[illegible]
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 27 2013
Washington DC
401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52857

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bluestone Investment Banking Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 S. Yosemite; Suite 600
(No. and Street)

Denver	Colorado	80237
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven M. Stark (303) 226-5499
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Comiskey & Company
(Name – *if individual, state last, first, middle name*)

7900 East Union Ave, Suite 150	Denver	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM
3/8/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Stark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bluestone Investment Banking Group, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC ... COLORADO

My Commission Expires 5/8/13

[signature]
Notary Public

[signature]
Signature

Managing Member
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bluestone Investment Banking Group, LLC
Financial Statements
December 31, 2012

Comiskey & Company Professional Corporation
Certified Public Accountants & Consultants

Bluestone Investment Banking Group, LLC
Financial Statements
December 31, 2012

Bluestone Investment Banking Group, LLC
Financial Statements
December 31, 2012

Contents

Comiskey Professional Corporation
& Company

INDEPENDENT AUDITORS' REPORT

Managers and Members
Bluestone Investment Banking Group, LLC
Denver, Colorado

We have audited the accompanying financial statements of Bluestone Investment Banking Group, LLC which comprise the balance sheet as of December 31, 2012, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Certified Public Accountants & Consultants

7900 East Union Ave • Suite 150 • Denver, CO 80237
(303) 830-2255 • Fax (303) 830-0876 • info@comiskey.com • www.comiskey.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bluestone Investment Banking Group, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital Under Rule 15c3-1 as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Denver, Colorado
January 14, 2013

Cordovano & Company
PROFESSIONAL CORPORATION

Bluestone Investment Banking Group, LLC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS	
Cash	$ 21,259
	$ 21,259
MEMBERS' EQUITY	
Members' Equity	$ 21,259

The accompanying notes are an integral part of the financial statements

Bluestone Investment Banking Group, LLC.
STATEMENT OF LOSS
For the year ended December 31, 2012

REVENUES	
Consulting income	$ 4,500
Other income	1,200
Total revenue	5,700
EXPENSES	10,424
NET LOSS	$ (4,724)

The accompanying notes are an integral part of the financial statements

Bluestone Investment Banking Group, LLC.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the year ended December 31, 2012

Members' equity balance, January 1, 2012	$ 25,982
Net loss for the year	(4,724)
Members' equity balance, December 31, 2012	$ 21,258

The accompanying notes are an integral part of the financial statements

Bluestone Investment Banking Group, LLC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2012

Net cash flows from operating activities	
Net Loss	$ (4,724)
Net cash flows used in operating activities	(4,724)
Net cash flows from investing activities	-
Net cash flows from financing activities	-
Decrease in cash	(4,724)
Cash, beginning of year	25,982
Cash, end of year	$ 21,258

The accompanying notes are an integral part of the financial notes

Bluestone Investment Banking Group, LLC
Notes to Financial Statements
December 31, 2012

1. Description of Business and Significant Accounting Policies

Nature of operations - The Company is registered broker-dealer organized under the laws of the state of Colorado as Limited Liability Company. The Company is subject to the rules and regulations of the Securities and Exchange Commission and the Financial Industry Regulatory Authority.

Revenue recognition – Substantially all of the Company's revenues are derived from consulting activities that are generally provided to clients on fixed-price. Investment fees are recognized when received.

The Company does not hold customer funds or securities.

Cash and Cash Equivalents- The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk- Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments- Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Use of Estimates- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes-The Company has been organized as a limited liability company. As such, the Company does not pay federal or state income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes based on their respective membership percentages allowing for guaranteed payments to members. There were no differences between financial and income tax reporting. The Company's corporate tax returns are no longer open for examination for years prior to 2008 for the federal and the state returns.

1. Description of Business and Significant Accounting Policies, continued

Guaranteed payments to members-Guaranteed payments to members that are designed to represent reasonable compensation for services rendered are accounted for as expenses rather than as an allocation of net income

Comprehensive Income- ASC 220-10 establishes requirements for disclosure of comprehensive income that includes certain items previously and included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments, among others. During the year ended December 31, 2012, the Company did not have any components of comprehensive income to report.

2. Related Party Transactions

The Company uses office space and office personnel provided by an entity that is partially owned by its members. The company was charged $1,200 for those services for the year ended December 31, 2012. Effective December 31, 2012, accrued but unpaid rent and personnel charges totaling $1,200 were forgiven by the related party, and have been recorded as other income in the accompanying financial statements.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had capital of $21,258, which was $16,258 in excess of is required net capital of $5,000.

4. Subsequent Events

The date to which events occurring after December 31, 2012, the balance sheet date, have been evaluated for possible adjustment to the financial statements or disclosure is January 14, 2013, which is the date on which the financial statements were available to be issued.

Bluestone Investment Banking Group, LLC
Computation of Net Capital Requirement
December 31, 2012

Total ownership equity from Statement of Financial Condition	$ 21,258
Deduct ownership equity not allowed for Net Capital	-
Total ownership equity qualified for Net Capital	21,258
Net Capital Requirement	5,000
Net capital in excess of required net capital	$ 16,258

No material differences existed between the annual audit and the most recent Part IIA filing.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Bluestone Investment Banking Group, LLC
Denver, Colorado

In planning and performing our audit of the financial statements of Bluestone Investment Banking Group, LLC for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is—a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5
(CONTINUED)

Due to the nature and size of the Company's operations, effective controls and procedures for safeguarding of cash and securities possible in larger organizations are not practical in an organization of this size. The members of the Company are aware of the weakness in internal control; however, due to the size of the Company, the members do not believe it is practical to have additional accounting or bookkeeping personnel. All transactions and the books of original entry are reviewed by one or more members.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Denver, Colorado
January 14, 2013

Cordovano & Company

PROFESSIONAL CORPORATION